

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2010

Nicholas S. Schorsch
Chief Executive Officer and Chairman
American Realty Capital Healthcare Trust, Inc.
405 Park Avenue
New York, NY 10022

> **Re: American Realty Capital Healthcare Trust, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed November 2, 2010**
> **File No. 333-169075**

Dear Mr. Schorsch:

We have reviewed Amendment No. 2 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   We note your response to comment 5 of our letter dated October 19, 2010. In response to our comment, you revised your disclosure to state that "reasonable best efforts" means that the dealer manager is "only required to use its good faith best efforts and reasonable diligence to sell the shares." However, we continue to believe that you should explain how a "reasonable best efforts" offering differs from a "best efforts offering." Please revise accordingly or omit the reference to "reasonable best efforts." Additionally, please explain what you mean by the following statement in your response: "We advise the Staff that the Company is not using the term 'reasonable' on the cover page to indicate that the amount that it reasonably expects to offer and sell in the next two years."

What are the fees that you will pay …?, page 9

2.   We note your response to comment 7 of our letter dated October 19, 2010. Please revise
        your disclosure in this section and on page 75 to clearly state that you will reimburse your
        advisor for compensation, including salary, bonuses and related benefits, paid to your
        named executive officers.

Risk Factors, page 21

A high concentration of our properties …, page 40

3.   We note that you have added this risk factor. Please revise to remove the mitigating
        language. Please revise your risk factor to discuss only the risk presented. You may
        discuss mitigating factors elsewhere in the prospectus.

Market Overview, page 58

4.   We will continue to monitor your filing for your response to comment 19 of our letter
        dated September 23, 2010.

Conflicts of Interest, page 85

5.   We note that you or your affiliates currently have at least four other filings in the
        registration process and that two filings recently were declared effective. Please revise
        your disclosure to address all of the conflicts associated with managing and raising funds
        for all of these affiliated companies at the same time. Please disclose conflicts that may
        be present for your dealer manager in finding investors for you as well as your other
        affiliated entities. Please discuss conflicts that may be present for you advisor. Please
        add risk factors to address these risks as appropriate.

Prior Performance Summary, page 111

6.   We note your response to comment 11 of our letter dated October 19, 2010. Please revise
        your aggregated disclosure regarding your non-public programs to include ARC Growth
        Partnership, LP in accordance with Item 8.A.1 of Industry Guide 5 or advise.
        Additionally, please advise why you have not included separate disclosure regarding
        ARC Growth Fund, LP.

7.   We note your response to comment 12 of our letter dated October 19, 2010.   Please note that Item 8 of Industry Guide 5 requires ten years of disclosure in the narrative section as well as discussion of those adverse business developments or conditions experienced by any prior program that would be material to investors in this program. Please add disclosure regarding the adverse experience of American Financial Realty Trust in 2006. Additionally, please advise whether any of the other programs have experienced any adverse business developments and revise your disclosure, as appropriate.

Summary Information, page 111

8.   We note you disclosure that the public program, American Realty Capital Trust, commenced operations in March 2008. In Table III, you disclose that this program commenced operations in August 2007. Please revise your disclosure, as appropriate, to address this discrepancy.

Share Repurchase Program, page 154

9.   We note that you have revised your share repurchase program to remove the 30 day notice provision. Please advise us how shareholders will be notified of changes to your program and whether shareholders will have sufficient notice to make informed decisions regarding whether to submit their shares for repurchase.

Prior Performance Tables, page A-1

10.   Please revise Table I to provide the disclosure in the manner required by Industry Guide 5.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202)551-3439 or Kevin Woody, Accounting Branch Chief at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel